March 1, 2018

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust” or “Registrant”)
Harbor Global Leaders Fund (the “Fund”)
Post Effective Amendment No. 132
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Ashley Vroman-Lee and Ms. Anu Dubey of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 132 to the Trust’s registration statement on Form N-1A and certain other Trust Prospectuses.

In correspondence dated February 28, 2018, the Registrant indicated that it had further revised the disclosure in the “Redemption Fee” section contained in the “Your Harbor Funds Account – How to Sell Shares” section of the applicable Prospectus. That correspondence was preceded by the filing on February 28, 2018 of the Trust’s PEA No. 133 pursuant to Rule 485(b) (Accession No. 0001193125-18-064685). However, the revised disclosure was not included in that filing. Instead, the revised disclosure is included on page 41 of the final form of the Trust’s Fixed Income Funds Prospectus, which was filed with the Commission pursuant to Rule 497(c) on March 1, 2018 (Accession No. 0001193125-18-066798). We apologize for any confusion.

The Registrant believes that the revised disclosure included in the final form of the Trust’s Fixed Income Funds Prospectus is responsive to the staff’s comments and satisfies all relevant requirements of Rule 22c-2 and Form N-1A.

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Please note that (i) the Registrant does not involve a master-feeder arrangement and (ii) the Registrant’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Registrant may invest. One series of the Trust is a money market fund.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau

Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor Funds